FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English translation of a news release issued in France by Banque Chaix, a wholly-owned subsidiary of HSBC Holdings plc.

BANQUE CHAIX 2003 ANNUAL RESULTS

  Operating income increased by 14.7 per cent to EURO75.0 million.

  Operating profit before provisions up 26.1 per cent to EURO41.6 million and profit after tax up 35.7 per cent to EURO24.7million.

  The cost:income ratio improved from 49.5 per cent to 44.5 per cent.

  Operating costs were up 3.1 per cent to EURO33.4 million, mainly due to the higher cost of regulatory compliance and the ongoing branch renovation programme.

  Total customer assets (savings, deposits, mutual funds and life insurance) increased by 5.9 per cent to EURO1.8 billion, driven by a particularly good performance in sight deposits, which were up 8.5 per cent.

  Customer loans were up 6.4 per cent to EURO593.3 million. The main contributors were mortgage lending and long-term business loans.

Against the backdrop of a significant recovery in the financial markets and an improved economic environment, Banque Chaix delivered further growth in its business and earnings in 2003. Earnings increased for the ninth consecutive year.

In 2003, Banque Chaix began modernising its branch network, refurbishing seven branches and installing six new ATMs.

Banque Chaix has bolstered its regional presence by expanding its commercial teams in areas showing high potential for growth. Customers of the bank's network of 66 branches also benefit from the expertise of five specialist finance centres covering the entire spectrum of its banking expertise. Specialisms include wealth management, international services, business asset management, inheritance planning and providing business services to the grape and wine production industries.

Notes to editors:

HSBC Holdings plc
Banque Chaix is a subsidiary of CCF which became a member of the HSBC Group in July 2000. HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from more than 9,500 offices in 79 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,034 billion at 31 December 2003, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Financial highlights

In EURO millions	2003	2002	%

Operating income	75.0	65.4	+14.7
Of which net fee income	21.1	20.5	+2.9
Operating costs	33.4	32.4	+3.1
Operating profit before
provisions	41.6	33.0	+26.1
Provision for bad and doubtful
debts	9.0	4.5	+100.0
Pre-tax profit	32.7	28.5	+14.7
Profit after tax	24.7	18.2	+35.7
Cost:income ratio (%)	44.5	49.5
Total assets	1,072.3	1,029.1	+4.2
Customer loans	593.3	557.5	+6.4
Customer deposits	912.3	841.0	+8.5
Off-balance sheet
Mutual funds, life insurance, other
funds under management	900.6	845.0	+6.6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 14, 2004